Exhibit 99.1

Ucommune and Zhuhai Gree Real Estate Co., Ltd. Enter into an Agreement to Create a Benchmark Coworking Space in Greater Bay Area, China

BEIJING, Oct. 11, 2022  /PRNewswire/ -- Ucommune International Ltd (NASDAQ: UK) (“Ucommune” or the “Company”), a leading agile office space manager and provider in China, signed a cooperation agreement with Zhuhai Gree Real Estate Co., Ltd., a subsidiary of Zhuhai Gree Group for a coworking project named “Gechuang Zhixing Ucommune” (the “Project”), located on the 11th floor of Yuhai World Financial Center in Zhuhai, China. By repositioning, designing and upgrading the space, Ucommune and Zhuhai Gree Real Estate Co., Ltd. will leverage their strategic advantages and resources to jointly create a benchmark project of coworking.

As per the agreement, the cooperation period will last from October 1, 2022 to December 31, 2027 with renovation period starting from October 1, 2022 to December 31, 2022. The facility will begin operating on January 1, 2023.

“We are pleased to announce the cooperation agreement reached with Zhuhai Gree Real Estate Co., Ltd.,” Dr. Daqing Mao, founder of Ucommune said. “We believe this Project could be seen as a demonstrated sample for those working facilities provided to the startups who require agile industrial linkage.”

Strive to Create a Benchmark Project for Coworking Space

Seated in the core gateway area of the Guangdong-Hong Kong-Macao Greater Bay Area, the Project is reachable within 5 kilometers to multiple transportation hubs in the city including Gongbei Port, Hong Kong-Zhuhai-Macao Bridge, and Jiuzhou Port.

With a construction area of approximately 1,970 square meters, the Project is expected to become a landmark in Xiangzhou area combining technological innovation, financial services, and modern headquarters and corporate offices. Ucommune believes this Project will contribute to the high-quality development of Zhuhai’s “industry first” strategy, and become a benchmark coworking space that can radiate to the Guangdong-Hong Kong-Macao Greater Bay Area. The Company plans to build the Project with 5A office building standard to cater to the various needs of enterprises.

A New Service Model Integrating Industry Capacity and Coworking Ecosystem

The Project expects to complete the overall upgrade and refurbishment in the first quarter of 2023, creating a new service model integrating industry capacity and coworking ecosystem with a spatially design highlighting the linkage between the administrative working area and the supply chain facility deployed for new industries and related enterprises introduced by Zhuhai’s “industry first” strategy. Operational facilities and communications space will be provided to the enterprises settled in the Project, including administrative offices, corporate display billboards, business negotiation area, etc.

By participating in the Project, settled enterprises will have access to common corporate services such as human resources, advertising and corporate publicity, legal services, and IT solution, which in all will lower the enterprise’s operational costs and enable them to grow rapidly in Zhuhai. Upon implementation, the Project can accommodate more than 60 startups simultaneously.

Join Hands to Improve the Overall Efficiency of Property Management

As a subsidiary of Gree Group, Zhuhai Gree Real Estate Co., Ltd. has developed its strengths in asset operations, property management, urban services, and park facilities management.

Ucommune and Zhuhai Gree Real Estate Co., Ltd. intend to jointly build a digital intelligent platform to complete closed-loop of property management ecosystem from offline to online, connecting physical community to digital system to improve the overall project operation efficiency. A café and food court will also be deployed in this Project, aiming for the simultaneous development of several business models.

The Project will, in the future, collaborate with the three major strategic regions of the Guangdong-Hong Kong-Macao Greater Bay Area, namely Shenzhen Qianhai, Guangzhou Nansha, and Zhuhai Hengqin, and leverage brand value and digital resources to enable high-standard, multidimensional, and high-quality operational services.

About Ucommune International Ltd

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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Ucommune International Ltd
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